                                  SCHEDULE 13G
                               (AMENDMENT NO. 7)


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         Ecology and Environment, Inc.
             ----------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
               (Class B Common Stock is Convertible into Class A
                      Common Stock on a one for one basis)
                      ------------------------------------
                         (Title of Class of Securities)


                                  278878 10 3
                        ---------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 278878 10 3

1)  Name of Reporting Persons
    -------------------------
    Gerald A. Strobel

2)  Check the Appropriate Box if a Member of a Group.
    -------------------------------------------------
                    Not Applicable

3)  Securities and Exchange Commission use only
    -------------------------------------------

4)  Citizenship or Place of Organization.
    -------------------------------------
    United States

         NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:
         ------------------------------------------------------------
5)  Sole Voting Power           Class A(1)     Class B(2)
                                -------        -------
                                271,796        271,796

6)  Shared Voting Power         Class A        Class B
                                -------        -------
                                  -0-            -0-

7)  Sole Dispositive Power      Class A        Class B
                                -------        -------
                                  -0-            -0-

8)  Shared Dispositive Power(3) Class A(1)     Class B(2)
                                -------        -------
                                271,796        271,796

     (1) Class B Stock is convertible into Class A Stock on a one for one basis.

     (2) Includes 36,726 shares of Class B Common Stock owned in equal amounts by Mr. Strobel's three children (Mr. Strobel holds 21,171 of these shares as custodian for each child) as to which he disclaims beneficial ownership.

     (3)         Messrs. Gerhard J. Neumaier, Frank B. Silvestro, Ronald L.
                 Frank and Gerald A. Strobel entered into a Stockholders' Agreement in 1970 which governs the sale of an aggregate of 1,283,118 shares Class B Common Stock owned by them, certain members of their families and a former spouse. The Agreement provides that prior to accepting a bona fide offer to purchase all or any part of those shares, each party must first allow the other members to the agreement the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.

9)  Aggregate Amount Beneficially Owned by Reporting Person:
    -------------------------------------------------------
                          Class A             Class B

                          271,796             271,796


10) Check box if the aggregate amount in Row 9 excludes certain shares. / /



11)              Percent of Class Represented by Amount in Row 9:
                 -----------------------------------------------

                          Class A             Class B
                          Common Stock        Common Stock
                          ------------        ------------
                          10.7%               14.6%


12)  Type of Reporting Person:
     ------------------------
                 Individual

                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


ITEM 1(A):     NAME OF ISSUER:
               --------------
               Ecology and Environment, Inc.

ITEM 1(B):     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               -----------------------------------------------
               368 Pleasantview Drive, Lancaster, New York

ITEM 2(A):     NAME OF PERSON FILING:
               ---------------------
               Gerald A. Strobel

ITEM 2(B):     ADDRESS OF PRINCIPAL BUSINESS OFFICE:
               ------------------------------------
               368 Pleasantview Drive, Lancaster, New York

ITEM 2(C):     CITIZENSHIP:
               -----------
               United States

ITEM 2(D):     TITLE OF CLASS OF SECURITIES:
               ----------------------------
               Class A Common Stock (Class B Common Stock is convertible into Class A Stock on a one for one basis)

ITEM 2(E):     CUSIP NUMBER:
               ------------
               278878 10 3

ITEM 3:        Not Applicable

ITEM 4(A):     AMOUNT BENEFICIALLY OWNED:(1)(2)(3)(4)(5)(6)
               -------------------------

               Class A         Class B
               -------         -------
               271,796         271,796

ITEM 4(B):     PERCENT OF CLASS:
               ----------------

               Class A         Class B
               -------         -------
               10.7%           14.6%

ITEM 4(C)(I):       Sole Power to Vote or to direct the vote -

                    Class A         Class B
                    -------         -------
                    271,796         271,796


ITEM 4(C)(II):      Shared Power to Vote or to direct the vote -

                    Class A         Class B
                    -------         -------
                     - 0 -           - 0 -

ITEM 4(C)(III):     Sole Power to dispose or to direct the
                    disposition of -

                    Class A         Class B
                    -------         -------
                     - 0 -           - 0 -

ITEM 4(C)(IV): Shared Power to dispose or to direct the disposition of -

                    Class A         Class B
                    -------         -------
                    271,796         271,796


(1) Class B Stock is convertible into Class A Stock on a one for one basis.

(2) The Filing Person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of exchange or conversion rights. The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other shareholder. Moreover, the table does not give effect to any shares of Class A Common Stock that may be issued pursuant to the Company's Incentive Stock Option Plan, none of which have been granted to the Filing Person.

(3) Does not include 29,374 shares (7,350 shares of Class A Commons Stock and 22,024 shares of Class B Common Stock) owned by the Company's Defined Contribution Plan of which Messrs. Gerhard J. Neumaier, Frank B. Silvestro, Ronald L. Frank, and Gerald A. Strobel constitute four of five Trustees, nor 5,250 shares of Class A Common Stock owned by the Company's Defined Benefit Plan.

(4) Messrs. Gerhard J. Neumaier, Frank B. Silvestro, Ronald L. Frank and Gerald A. Strobel entered into a Stockholders' Agreement in 1970 which governs the sale of an aggregate of 1,283,118 shares Class B Common Stock owned by them, certain members of their families and a former spouse. The Agreement provides that prior to accepting a bona fide offer to purchase all or any part of those shares, each party must first allow the other members to the agreement the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.

(5) There are 2,271,676 shares of Class A Common Stock outstanding and 1,866,816 shares of Class B Common Stock outstanding as of December 31, 1994.

(6) Includes 36,726 shares of Class B Common Stock owned in equal amounts by Mr. Strobel's three children (Mr. Strobel holds 21,171 of these shares as custodian for each child) as to which he disclaims beneficial ownership.


ITEM 5:          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
                 --------------------------------------------
                 Not Applicable


ITEM 6:          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                 ------------------------------------------------
                 ANOTHER PERSON:
                 --------------
                 Not Applicable


ITEM 7:          IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                 ------------------------------------------------------------
                 ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                 ------------------------------------------------------------
                 COMPANY:
                 -------
                 Not Applicable


ITEM 8:          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
                 ---------------------------------------------------------
                 Not Applicable


ITEM 10:         CERTIFICATION:
                 -------------
                 Not Applicable





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
SIGNATURE:       After reasonable inquiry and to the best of my knowledge and
- ---------        belief, I certify that the information set forth in this
                 statement is true, complete and correct.

Date:            February 9, 1995
- ----             -------------------------------------------

Signature:       Gerald A. Strobel
- ---------        -------------------------------------------

Name/Title:      Gerald A. Strobel, Executive Vice President
- ----------       -------------------------------------------
                 of Technical Services and Director
                 ----------------------------------




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